April 19, 2017

Via EDGAR and Federal Express

Ms. Irene Barberena-Meissner

Staff Attorney

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Magellan Petroleum Corporation
Registration Statement on Form S-3
Filed October 12, 2016
File No. 333-214068

Dear Ms. Barberena-Meissner:

Tellurian Inc., a Delaware corporation formerly known as Magellan Petroleum Corporation (the “Company”), respectfully requests that the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) be withdrawn pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”).

The Company filed the Registration Statement for purposes of registering $500,000,000 in aggregate offering price of shares of the common stock of the Company, warrants to purchase common stock of the Company, or units comprised of any combination of common stock and warrants of the Company (together, the “Securities”). No Securities have been sold under the Registration Statement, and the Registration Statement has not been declared effective. On February 10, 2017, immediately following the closing of the merger contemplated by the Agreement and Plan of Merger among Magellan Petroleum Corporation, Tellurian Investments Inc. and River Merger Sub, Inc., the Company qualified as a well-known seasoned issuer (WKSI), which status allows for automatic shelf registration. In connection with the Company’s newly obtained WKSI status, the Company filed on February 10, 2017, a new automatic shelf registration statement on Form S-3 registering an indeterminate aggregate offering price or number of shares of common stock, preferred stock, warrants, and units of the Company. As a result of filing the automatic shelf registration statement, the Company is no longer in need of, and is seeking to withdraw, the Registration Statement. The Company believes that approval of this application by the Securities and Exchange Commission (the “Commission”) would be consistent with the public interest and the protection of investors.

Ms. Irene Barberena-Meissner

April 19, 2017

The Company respectfully requests that the Commission issue an order granting withdrawal of the Registration Statement. The Company further requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use in accordance with Rule 457(p) of the Securities Act.

Please direct any questions regarding this matter to John A. Elofson of Davis Graham & Stubbs LLP, counsel to the Company, at (303) 892-7335.

Sincerely,

/s/ Daniel A. Belhumeur

Daniel A. Belhumeur

General Counsel

cc:	John A. Elofson, Esq., Davis Graham & Stubbs LLP